

10035417

...TES
...NGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davis, Mendel & Regenstein, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 RiverEdge Parkway, Suite 750
(No. and Street)

Atlanta	Georgia	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kent Regenstein, President — 770-850-3838
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Suite 1000	Atlanta	Georgia	30328
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kent Regenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davis, Mendel, and Regenstein, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


JEANELLE W. FIELDS
NOTARY
EXPIRES
GEORGIA
SEPT. 13, 2011
PUBLIC
COBB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Davis, Mendel & Regenstein, Inc.

We have audited the accompanying statement of financial condition of DAVIS, MENDEL & REGENSTEIN, INC. (an S corporation) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAVIS, MENDEL & REGENSTEIN, INC. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 12 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 24, 2010

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets	
Cash and cash equivalents	$ 1,857,902
Accounts receivable, net of allowance for doubtful accounts of $0	345,195
Total current assets	2,203,097
Furniture and equipment, at cost	379,985
Allowance for depreciation	(339,733)
	40,252
Other assets	
Deposits and prepaid assets	32,462
	$ 2,275,811

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable and accrued expenses	$ 806,569
Due to affiliate	866,241
Total current liabilities	1,672,810
Stockholders' equity	
Common stock, $.01 par value, 500,000 shares authorized; 6,620 shares issued and outstanding	66
Additional paid-in capital	177,935
Retained earnings	425,000
	603,001
	$ 2,275,811

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Commissions earned	$ 35,822,528
Cost of commissions	6,154,378
Gross profit	29,668,150
General and administrative expenses	3,624,560
Income from operations	26,043,590
Other income (expense)	
Interest income	3,637
Research expense	(25,822,227)
	(25,818,590)
Net income	$ 225,000

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2009	$ 66	$ 177,935	$ 200,000	$ 378,001
Net income	0	0	225,000	225,000
Balances, December 31, 2009	$ 66	$ 177,935	$ 425,000	$ 603,001

See auditors' report and accompanying notes

DAVIS, MENDEL & REGENSTEIN, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Increase (Decrease) In Cash and Cash Equivalents

Cash flows from operating activities	
Net income	$ 225,000
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation	22,254
Changes in assets and liabilities	
Accounts receivable	195,007
Deposits and prepaid expenses	(3,583)
Accounts payable and accrued expenses	388,272
Due to affiliate	(836,991)
Total adjustments	(235,041)
Net cash used by operating activities	(10,041)
Cash flows from investing activities	
Acquisition of property and equipment	(17,783)
Net decrease in cash and cash equivalents	(27,824)
Cash and cash equivalents, beginning of year	1,885,726
Cash and cash equivalents, end of year	$ 1,857,902

See auditors' report and accompanying notes

Note A
Summary of Significant Accounting Policies

General:

DAVIS, MENDEL & REGENSTEIN, INC. (the Company) is a Georgia corporation organized to transact business as a registered broker/dealer and to provide market research services to domestic and international clients. It is registered with the Securities and Exchange Commission (SEC) and maintains membership status with the Financial Industry Regulatory Authority (FINRA), Inc., the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB).

The Company primarily operates in the financial services industry. The current state of the economy and securities markets has caused great concern, which may have adverse implications to the financial services industry. In addition, the contraction of the economy and securities markets may also adversely affect the Company's future operations. The Company is dependent on the financial securities markets to generate interests in its revenue products.

The Company does not maintain customer accounts or handle securities and relies on other broker/dealers with whom it has clearing agreements for those functions.

Accounting Standards Codification:

The Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") became the sole authoritative source of generally accepted accounting principles in the United States for periods ending after September 15, 2009. The FASB ASC incorporates all authoritative accounting literature previously issued by a standard setter. Adoption of the FASB ASC had no effect on the Company's financial position, results from operations, stockholders' equity or cash flows.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company has cash deposits with financial institutions that fluctuate in excess of federally insured (FDIC) limits. If these financial institutions were not to honor their contractual liability, the Company could incur losses. In addition, the Company has a money market mutual fund consisting of United States government related securities totaling $1,061,724, which is not insured by the Securities Investors Protection Corporation (SIPC).

Revenue Recognition:

Trading revenues represent the fees charged on a per-transaction basis for trades. Trading revenues are recognized on a trade-date basis.

The Company's customers can receive Ned Davis Research's research products on a fee basis. Fees are recognized as they are collected. The Company has no obligation to refund the fees or to continue to provide any services.

Note A
Summary of Significant Accounting Policies (Continued)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment:

Furniture and equipment is carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts and any resulting gain or loss is recognized.

Depreciation is provided using accelerated methods over the estimated useful life of furniture and equipment, which is three to five years.

Income Taxes:

The Company, with the consent of its shareholders, elected to be an S corporation effective October 1, 1990, and changed its year-end to December 31, as required by Internal Revenue Service regulations. No provision has been made for income taxes because all income flows through to the stockholders, who pay income tax on their proportionate share of the income.

Due to a required change in the applicable accounting standards, the Company adopted a new recognition threshold for income tax benefits arising from uncertain income tax positions effective January 1, 2009. Upon adoption of the new standard and in all subsequent periods, a tax benefit arising from an uncertain tax position can only be recognized for financial reporting purposes if, and to the extent that, the position is more likely than not to be sustained in an audit by the applicable taxing authority. Adoption of the new standard had no impact on our financial position or results of operations.

The Company is no longer subject to income tax examinations for calendar years prior to 2006.

Fair Value:

In specific circumstances, certain assets and liabilities are reported or disclosed at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the Company's principal market for such transactions. If the Company has not established a principal market for such transactions, fair value is determined based on the most advantageous market.

Note A
Summary of Significant Accounting Policies (Continued)

Valuation inputs used to determine fair value are arranged in a hierarchy that categorizes the inputs into three broad levels, which are as follows:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 inputs are directly or indirectly observable valuation inputs for the asset or liability, excluding Level 1 inputs.
- Level 3 inputs are unobservable inputs for the asset or liability.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable net, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short term nature of these assets and liabilities.

Impairment of Long-Lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to their fair value, which is normally determined through analysis of the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets.

Note B
Accounts Receivable

At December 31, 2009, the Company had accounts receivable totaling $345,195 due from various financial securities brokerage houses. The Company requires no collateral for these financial instruments subject to credit risk. If the brokerage houses should cease business, the accounting loss would be the entire receivable balance.

Note C
Related Parties

The Company is related to Ned Davis Research, Inc. (NDR) through common ownership. Substantially all of the Company's brokerage customers trade with the Company because, by doing so, they may access research products acquired on their behalf from NDR. In addition, the Company's customers can receive these research products on a fee basis.

Note C
Related Parties (Continued)

Under a mutual agreement between the companies, NDR provides the research to the Company on an exclusive basis, and the Company pays NDR all revenues it generates, less the amount needed to maintain compliance with the net capital provisions of SEC rule 15c3-1 and other regulatory provisions and less all expenses and other corporate needs. The Company incurred research expense to NDR for the year ended December 31, 2009, of $25,822,227. The amount owed to NDR at December 31, 2009, was $866,241 and is listed under due to affiliate.

NDR is a guarantor of the lease of the Company's office space.

The Company's revenues are a by-product of services provided by NDR. Should NDR cease its activity or terminate its relationship with the Company, the Company's revenues might be significantly reduced.

Note D
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and shall not be less than $50,000. At December 31, 2009, the Company had net capital of $374,438, which was $262,918 in excess of its required net capital of $111,520. The Company's net capital ratio was 4.47 to 1.

Note E
Exemption from Rule 15c3-3

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

Note F
Clearing Agreements

The Company has entered into agreements with Pershing LLC, JPMorgan Chase Clearing Corporation, Ridge Clearing & Outsourcing Solutions, Inc., Goldman Sachs & Co., and Piper Jaffray & Co., whereby the Company directs certain agency trades to them, and they, in turn, execute and clear the trades. In addition, they act as the control location to hold and maintain funds or securities of the Company and its customers. The Company pays clearing commissions as defined in the respective clearing agreements.

Note G
Employee Benefits

Effective January 1, 1997, the Company and NDR adopted an Employee Stock Ownership Plan (ESOP). To participate in the ESOP, employees must meet certain minimum hour and other requirements as defined in the ESOP agreement. Contributions to the ESOP are at the discretion of management and can be in the form of cash, common stock of the Company or its affiliate, or other assets. For 2009, the Company funded a contribution of $127,782, which is included in general and administrative expenses to the ESOP. Under certain circumstances, the Company may be required to purchase its shares from a participant at their then-fair market value.

Note G
Employee Benefits (Continued)

The Company and NDR have a performance share plan (Share Plan). Under this plan, certain employees are awarded performance shares by a designated committee as defined in the plan agreement. Contributions to the Share Plan are at the discretion of the designated committee. For 2009, the Company funded a contribution of $223,560, which is included in general and administrative expenses to the Share Plan.

In addition to the ESOP and the performance share plan, the Company sponsors a 401(k) profit-sharing plan for its eligible employees. The Company made no discretionary 401(k) plan contributions in 2009.

Also, the Company and NDR have a stock option plan and a management stock bonus plan. Under the stock option plan, the Company and NDR may each grant up to 1,000 shares of their respective common stock. The exercise price of each option ranges from 100% to 110% of the fair market value of the common stock at the date of the grant as defined in the stock option plan. Under the management stock bonus plan, the Company and NDR have each reserved 450 shares of their respective common stock to compensate certain employees. As of December 31, 2009, no stock options or shares of common stock have been granted or allocated.

Note H
Lease Commitments

The Company leases office space and certain equipment under operating leases. Rent expense was $212,564 for the year. The minimum lease commitments are as follows:

2010	$ 116,875
2011	37,360
	$ 154,235

Note I
Subsequent Events

The Company evaluated subsequent events through February 24, 2010, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have an material impact on the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Davis, Mendel & Regenstein, Inc.** as of **12/31/09**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	603,001	3480
2.	Deduct ownership equity not allowable for Net Capital			19 (	)	3490
3.	Total ownership equity qualified for Net Capital				603,001	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List) Clearing house credit				2,241	3525
5.	Total capital and allowable subordinated liabilities			$	605,242	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17 $ 209,548	3540			
	B. Secured demand note delinquency		3590			
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(209,548)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20 $	395,694	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities	18	3735			
	2. Debt securities		3733			
	3. Options		3730			
30	4. Other securities Dreyfus Money Market (1,061,724 @ 2%)	21,234	3734			
	D. Undue Concentration		3650			
	E. Other (List) CIBC (368 @ 6%)	22	3736		(21,256)	3740
10.	Net Capital			$	374,438	3750

OMIT PENNIES

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Davis, Mendel & Regenstein, Inc.** as of **12/31/09**

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required ($6\frac{2}{3}$% of line 19)	$ **111,520**	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ **50,000**	3758
13.	Net capital requirement (greater of line 11 or 12)	$ **111,520**	3760
14.	Excess net capital (line 10 less 13)	$ **262,918**	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ **207,157**	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ **1,672,810**	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ **1,672,810**	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% **4.47**	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. $6\frac{2}{3}$% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Davis, Mendel & Regenstein, Inc.**

For the period (MMDDYY) from **01/01/09** to **12/31/09**

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 378,001	4240
A. Net income (loss)			225,000	4250
B. Additions (Includes non-conforming capital of	29 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 603,001	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

See auditors' report

DAVIS, MENDEL & REGENSTEIN, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2009

	Net Capital	Indebtedness	Percentage of Aggregate Indebtedness to Net Capital
Company's computation	$ 313,193	$ 1,733,463	5.53
Additional expense accruals, revenue, expense, and other adjustments	61,245	(60,653)	
	$ 374,438	$ 1,672,810	4.47

See auditors' report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Davis, Mendel & Regenstein, Inc.** as of **12/31/09**

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Pershing LLC, JP Morgan Chase Clearing Corporation, Ridge Clearing & Outsourcing Solutions, Inc., , Goldman Sachs & Co., and Piper Jaffray & Co. [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	**DESCRIPTIONS**
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

See auditors' report


HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholders of
Davis, Mendel & Regenstein, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of DAVIS, MENDEL & REGENSTEIN, INC. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Atlanta, Georgia

February 24, 2010

DAVIS, MENDEL & REGENSTEIN, INC.

TABLE OF CONTENTS

DAVIS, MENDEL & REGENSTEIN, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2009


HA&W

HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors